UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ROOMLINX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

776382509
(CUSIP Number)

Robert DePalo
570 Lexington Avenue, 22nd Floor
New York, NY 10022
(212) 446-0006

Elliot H. Lutzker
Davidoff Hutcher & Citron LLP
605 Third Avenue, 34th Floor
New York, NY 10158
(646) 428-3210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776382509

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert DePalo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 45,119,857 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 45,119,857 (1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,119,857 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Consists of 44,194,298 shares of Common Stock held by the Reporting Person and 925,559 shares of Common Stock held by Arjent Limited UK.  The Reporting Person is the Chairman of Arjent Limited UK and has voting and investment authority over shares held by it.  Does not include any classes of preferred shares that the Reporting Person and an entity owned by the Reporting Person’s wife are entitled to receive, as discussed in Item 6 below.

(2)  Does not include the voting interest that the Reporting Person is entitled to receive under the SPHC Series B Preferred Shares, as discussed in Item 6 of this Schedule 13D.

CUSIP No. 776382509

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of RoomLinX, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Continental Plaza, 6th Floor, 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 2.  Identity and Background.

(a)           This statement is filed by Robert DePalo (the “Reporting Person”).

(b)           The business address of the Reporting Person is 570 Lexington Avenue, 22nd Floor, New York, NY 10022.

(c)           The principal occupation of the Reporting Person is serving as the Chairman and Chief Executive officer of Arjent LLC, a FINRA registered firm.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Common Stock described in item 5 of this Schedule 13D that may be deemed to be beneficially owned by the Reporting Person was issued by the Issuer pursuant to a Subsidiary Merger Agreement (the “Merger Agreement”), dated as of March 27, 2015 (the “Effective Date”), by and among Signal Point Holdings Corp. (“SPHC”), the Issuer, SignalShare Infrastructure, Inc. (“Infrastructure”), and RMLX Merger Corp. (“MergerCo”).  On the Effective Date, MergerCo, a wholly owned subsidiary of the Issuer, merged with and into SPHC, with SPHC and its operating subsidiaries surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).  The existing business of the Issuer was transferred into Infrastructure, a newly-formed, wholly-owned subsidiary of the Issuer.  In connection therewith, on the Effective Date, the former stockholders of SPHC, a privately-owned Delaware corporation, received an aggregate of approximately 85% of the Fully Diluted (as defined in the Merger Agreement) common stock of the Issuer (the “Consideration Shares”).  As the owners of approximately 38.3% and 0.8%, respectively, of the issued and outstanding shares of common stock of SPHC prior to the Merger, the Reporting Person and Arjent Limited UK (“Arjent Ltd.”), were issued 44,194,298 and 925,559 shares of Common Stock, respectively, constituting an aggregate of approximately 33.4% of the issued and outstanding shares of Common Stock after the consummation of the Merger.  The Reporting Person is the Chairman of Arjent Ltd.

In accordance with the terms of the Merger Agreement, all of the Consideration Shares, including all Common Stock beneficially owned by the Reporting Person, are restricted and shall have a restrictive legend.  In addition, the Consideration Shares are subject to lock-up provisions and may not be transferred, sold, pledged, encumbered, or otherwise disposed of until December 15, 2015.

CUSIP No. 776382509

In addition, the Reporting Person is the sole owner of 10 shares designated as the Series B Preferred Stock of SPHC (the “SPHC Series B Preferred Shares”), constituting the only issued and outstanding SPHC Series B Preferred Shares.  Furthermore, Allied International Fund (“Allied”) is the sole owner of 1,000 shares designated as the Series A Preferred Stock of SPHC (the “SPHC Series A Preferred Shares”), constituting the only issued and outstanding SPHC Series A Preferred Shares.  Allied is wholly owned by Rosemarie DePalo, the wife of the Reporting Person.

In accordance with the terms of the Merger Agreement, the Issuer shall create serial preferred stock with identical Series A and Series B designations as exist for SPHC on the Merger Date (the “Roomlinx Series A Preferred Shares” and “Roomlinx Series B Preferred Shares”, respectively), and shall issue such preferred shares within fourteen (14) days of the Merger Date.  Accordingly, Allied is entitled to receive Roomlinx Series A Preferred Shares and the Reporting Person is entitled to receive Roomlinx Series B Preferred Shares with substantially the same rights as the SPHC Series A Preferred Shares and SPHC Series B Preferred Shares, respectively.  A summary of the SPHC Series A Preferred Shares and SPHC Series B Preferred Shares is set forth in Item 6 below.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015, and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

As a result of the Reporting Person’s substantial ownership of Common Stock and his future receipt of the Roomlinx Series B Preferred Shares, the Reporting Person is in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval, particularly after the issuance of the Roomlinx Series B Preferred Shares which will give him substantial authority and control over the Issuer as set forth in Item 6 below. From time to time, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer.

Except as described above in this Item 4, the Reporting Person does not have any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 135,053,762 shares of Common Stock issued and outstanding as of March 27, 2015, in accordance with the terms of the Merger Agreement.

The Reporting Person beneficially owns 45,119,857 shares of Common Stock, including 44,194,298 shares of Common Stock held by the Reporting Person directly and 925,559 shares held by Arjent Ltd.  The Common Stock beneficially owned by the Reporting Person represents approximately 33.4% of the Common Shares outstanding.

Allied has the right to receive 1,000 shares of Roomlinx Series A Preferred Shares and the Reporting Person has the right to receive 10 shares of Roomlinx Series B Preferred Shares within fourteen (14) days of the Merger Date.  The Reporting Person disclaims beneficial ownership of any securities owned by Allied.

(b)           The Reporting Person the Chairman of Arjent Ltd. and has voting and investment authority over shares held by it.  The Reporting Person has the sole power to vote and dispose of the Common Stock reported in this Schedule 13D.

Upon the Reporting Person’s receipt of the Roomlinx Series B Preferred Shares, the Reporting Person will have the sole power to vote and dispose of such securities.

CUSIP No. 776382509

Upon Allied’s receipt of the Roomlinx Series A Preferred Shares, Rosemarie DePalo, the wife of the Reporting Person, will have the sole power to vote and dispose of such securities.  The Reporting Person disclaims beneficial ownership of any securities owned by Allied.

(c)           On March 27, 2015, pursuant to the terms of the Merger Agreement, the Reporting Person acquired all of the Common Stock and other securities of the Issuer reported in this Schedule 13D.  In addition, in accordance with the Merger Agreement, Allied is entitled to receive 1,000 Roomlinx Series A Preferred Shares, and the Reporting Person is entitled to receive 10 Roomlinx Series B Preferred Shares within fourteen (14) days of the Merger Date. The information contained in Items 3 and 4 above is incorporated herein by reference in its entirety.

(d)           Arjent Ltd. has the right to receive dividends and proceeds from the sale of the 925,554 shares of Common Stock that it holds.  Allied will have the right to receive dividends and proceeds from the sale of the Roomlinx Series A Preferred Shares when it receives them.  Other than the foregoing, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock and other securities of the Issuer reported in this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 3 above regarding the Merger Agreement is incorporated herein by reference.

Series A Preferred Stock

Allied International Fund (“Allied”) is the sole owner of 1,000 SPHC Series A Preferred Shares, constituting the only issued and outstanding SPHC Series A Preferred Shares.  Allied is wholly owned by Rosemarie DePalo, the wife of the Reporting Person. Mr. DePalo disclaims any beneficial ownership in Allied.

In accordance with the terms of the Merger Agreement, the Issuer shall create serial preferred stock with identical Series A designation as exist for SPHC on the Merger Date (the “Roomlinx Series A Preferred Shares”), and shall issue such Roomlinx Series A Preferred Shares within fourteen (14) days of the Merger Date.  Accordingly, the Allied shall receive Roomlinx Series A Preferred Shares with substantially the same rights as the SPHC Series A Preferred Shares.

The SPHC Series A Preferred Shares are not convertible into Common Stock and do not have any voting rights except for votes in connection with the rights, preferences, or privileges of the SPHC Series A Preferred Shares.  The SPHC Series A Preferred Shares have a liquidation preference over the SPHC common stock in the amount of liquidating distributions of $5,000 per SPHC Series A Preferred Share.  In addition, holders of the SPHC Series A Preferred Shares are entitled to dividends in the amount equal to the greater of (i) $50,000 per month, or (ii) (1%) of the gross revenues of SPHC, through the period ending December 31, 2021.

The foregoing description of the SPHC Series A Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate Designation of the Series A Preferred Shares, filed with the Secretary of State of Delaware on December 17, 2012 (the “SPHC Series A Certificate of Designations”), as amended on December 20, 2013, and February 26, 2014.  The SPHC Series A Certificate of Designations and Amendments 1 and 2 thereto are filed as Exhibits 99.2, 99.3, and 99.4, respectively, to this Schedule 13D, and are incorporated herein by reference.

Series B Preferred Stock

The Reporting Person is the owner of 10 Series B Preferred Shares, constituting the only issued and outstanding SPHC Series B Preferred Shares.  In accordance with the terms of the Merger Agreement, the Issuer shall create serial preferred stock with identical Series B designations as exist for SPHC on the Merger Date (the “Roomlinx Series B Preferred Shares”), and shall issue such Roomlinx Series B Preferred Shares within fourteen (14) days of the Merger Date.  Accordingly, the Reporting Person shall receive Roomlinx Series B Preferred Shares with substantially the same rights as the SPHC Series B Preferred Shares.

CUSIP No. 776382509

As the sole holder of the SPHC Series B Preferred Shares, the Reporting Person has the right to authorize and approve or prohibit a wide variety of corporate activities and transactions affecting SPHC, and shall have the same rights in connection with Roomlinx once he receives the Roomlinx Series B Preferred Shares.

The SPHC Series B Preferred Shares provides the holder with the following rights and certain control authority:

●
The holders of the Series B Preferred Shares (the “Series B Holder”) has the right to vote the Series B Shares up to a number of votes equal to sixty percent (60%) of the issued and outstanding shares of all classes eligible to vote at a meeting or to be voted via a written consent.

●
The Series B Holder has the right to designate one board member to the board of directors of SPHC (the “Series B Designee”).  The Series B Designee is entitled to vote up to sixty percent (60%) of the votes eligible to be cast at any Board of Directors Meeting or an action taken by written consent.

●	In addition, the Series B Holder is entitled to the following rights:

o
to authorize the increase or decrease the number of authorized shares of any series of the Common Stock or any Preferred Stock or authorize the issuance of or issue any shares of Common Stock or Preferred Stock;

o	to modify any organizational document of the Company or any subsidiary of the Company;

o	to approve any issuance of any indebtedness or debt security by SPHC or any subsidiary, other than in the ordinary course of business;

o	to approve any encumbrance or lien upon any of its properties or assets now owned or hereafter acquired by SPHC;

o
the authority to assume, guarantee, endorse or otherwise become liable upon the obligation of any person, firm or corporation (other than wholly-owned subsidiaries of SPHC), except by the endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

o	the authority to increase the authorized number of directors constituting the board of directors of SPHC from the number which currently exists;

o	the authority to declare bankruptcy, dissolve, liquidate or wind up the affairs of SPHC or any subsidiary thereof;

o	the authority to effect, or enter into any agreement to effect any transaction that results in a Change of Control (as such term is defined in the Certificate of Designations described below);

o	the authority to replace and/or terminate the Chief Executive Officer, President and/or Chairman of the Board of Directors of SPHC;

o	the authority to modify and/or change the nature of the business of SPHC;

o
the authority to acquire, or cause a subsidiary of SPHC to acquire, in any transaction or series of related transactions, the stock or any material assets of another person or entity, or enter into any joint venture with any other person or entity, for aggregate consideration greater than $100,000 including the direct or indirect assumption of liabilities);

CUSIP No. 776382509

o
the authority to enter into, or become subject to, any agreement or instrument or other obligation which by its terms restricts the ability of SPHC to perform its obligations under the Certificate of Designation or restricts the rights of any Series B Holder;

o	the authority to amend, modify or adopt any Equity Incentive Plan of the SPHC;

o	the authority to retain any employee for compensation in excess of $75,000 per annum;

o	to have certain periodic meetings with the Board;

o
to authorize an offering or contemplation of any transaction pursuant to which SPHC shall issue or sell to any person or entity shares of any class of common stock or preferred stock or any other equity interest of SPHC (including, but not limited to, any instrument that is convertible into common or preferred stock of SPHC); and

o	exclusive control over SPHC’s bank accounts as identified in its books and records and shall have access to all operating accounts of SPHC and any subsidiary thereof.

The foregoing description of the SPHC Series B Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate Designation of the Series B Preferred Shares, filed with the Secretary of State of Delaware on July 1, 2013 (the “SPHC Series B Certificate of Designations”), as amended on December 20, 2013, July 14, 2014 and March 11, 2015.  The SPHC Series B Certificate of Designations and Amendments 1 - 3 thereto are filed as Exhibits 99.5, 99.6, 99.7, and 99.8, respectively, to this Schedule 13D, and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

99.1           Subsidiary Merger Agreement dated as of March 27, 2015, by and among SignalPoint Holdings Corp., RoomLinX, Inc., SignalShare Infrastructure Inc. and RMLX Merger Corp. (1)

99.2           Certificate of Designations of the Series A Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on December 17, 2012.

99.3           Amendment No. 1 to the Certificate of Designations of the Series A Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on December 20, 2013.

99.4           Amendment No. 2 to the Certificate of Designations of the Series A Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on February 26, 2014.

99.5           Certificate of Designations of the Series B Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on December 17, 2012.

99.6           Amendment No. 1 to the Certificate of Designations of the Series B Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on December 20, 2013.

99.7           Amendment No. 2 to the Certificate of Designations of the Series B Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on July 14, 2014.

99.8           Amendment No. 3 to the Certificate of Designations of the Series B Preferred Stock of SignalPoint Holdings Corp., filed with the Secretary of State of Delaware on March 11, 2015.

(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015

CUSIP No. 776382509

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015

/s/  Robert DePalo
       Robert DePalo